                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        (MARK ONE):

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [FEE REQUIRED]

            FOR THE FISCAL YEAR ENDED         DECEMBER 31, 1997
                                       ---------------------------------

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            FOR THE TRANSITION PERIOD FROM             TO
                                           -----------    -----------

            COMMISSION FILE NUMBERS 33-29528, 33-44770 AND 333-09091

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                     PUERTO RICO SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612

                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

        4. ERISA Financial Statements and Schedules and Exhibits:

            (a) Financial Statements and Schedules:

                Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997 and 1996 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997 - Allergan, Inc. Savings and Investment Plan.

                Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997 and 1996 - Allergan, Inc. Savings and Investment Plan.

                Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997 - Allergan, Inc. Savings and Investment Plan.

                Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

                Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997 - Allergan, Inc. Savings and Investment Plan.

                Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997 - Allergan, Inc. Savings and Investment Plan.

                Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997 and 1996 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997 and 1996 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Notes to Financial Statements - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

           (b)  Exhibits

                Exhibit 23 - Consent of KPMG Peat Marwick LLP



                                   SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    ALLERGAN, INC. SAVINGS
                                    AND INVESTMENT PLAN

                                    ALLERGAN, INC. PUERTO RICO
                                    SAVINGS AND INVESTMENT PLAN


Date:    June 26, 1998              By: /s/ FRANCIS R. TUNNEY, JR.
      ---------------------             -----------------------------------
                                    Francis R. Tunney, Jr.
                                    Allergan, Inc. Corporate Benefits
                                    Committee (formerly known as
                                    Management Plan Committee)

                                 ALLERGAN, INC.

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules





                                                                                        Page
                                                                                        ----
Financial Statements
--------------------

Independent Auditors' Report .........................................................   1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1997...................................................................   2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1996...................................................................   4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1997...............................   6

Notes to Financial Statements.........................................................   8


                                                                                      Schedule
                                                                                      --------

Supplementary Schedules
-----------------------

Item 27a - Schedule of Assets Held for Investment Purposes -- December 31, 1997.......   1

Item 27d - Schedule of Reportable Transactions --  Year ended December 31, 1997.......   2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and for the year ended December 31, 1997, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   KPMG PEAT MARWICK LLP

Orange County, California
June 26, 1998

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997


                                    Allergan,
                                      Inc.                    Interest     Growth      Global      Aggressive
                                     Common      Balanced      Income    and Income    Equity       Growth     Participant
                                   Stock Fund      Fund         Fund        Fund        Fund         Fund         Loans
                                   ----------    --------    ---------   ----------   ---------    ----------  -----------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $21,653,771       $29,937,978          --           --          --          --           --          --

    American Balanced Fund,
      cost $24,769,327                      --  29,090,520           --          --          --           --          --

    Common/collective trusts,
      cost approximates market              --          --   20,260,073          --          --           --          --

    Investment Company of
      America Fund, cost
      $27,160,605                           --          --           --  35,746,371          --           --          --

    New Perspective Fund,
      cost $5,718,001                       --          --           --          --   6,079,769           --          --

    Twentieth Century Ultra Fund,
      cost $9,542,592                       --          --           --          --          --    9,114,988          --

    Participant loans                       --          --           --          --          --           --   3,088,178
                                   -----------  ----------   ----------  ----------   ---------    ---------   ---------
Total Investments                   29,937,978  29,090,520   20,260,073  35,746,371   6,079,769    9,114,988   3,088,178

Interest bearing cash and cash
  equivalents                          302,971          --           --          --          --           --          --

Receivables:
    Accrued interest and dividends       1,518          --           --          --          --           --          --
    Sales pending settlement                --          --           --          --       3,316           --          --
                                   -----------  ----------   ----------  ----------   ---------    ---------   ---------
Total Receivables                        1,518          --           --          --       3,316           --          --
                                   -----------  ----------   ----------  ----------   ---------    ---------   ---------

        Total Assets               $30,242,467  29,090,520   20,260,073  35,746,371   6,083,085    9,114,988   3,088,178
                                   -----------  ----------   ----------  ----------   ---------    ---------   ---------

                                      Other       Total
                                    ----------  -----------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $21,653,771         $      --   29,937,978

    American Balanced Fund,
      cost $24,769,327                      --   29,090,520

    Common/collective trusts,
      cost approximates market              --   20,260,073

    Investment Company of
      America Fund, cost
      $27,160,605                           --   35,746,371

    New Perspective Fund,
      cost $5,718,001                       --    6,079,769

    Twentieth Century Ultra Fund,
      cost $9,542,592                       --    9,114,988

    Participant loans                       --    3,088,178
                                    ----------  -----------
Total Investments                           --  133,317,877

Interest bearing cash and cash
  equivalents                          164,589      467,560

Receivables:
    Accrued interest and dividends       1,446        2,964
    Sales pending settlement                --        3,316
                                    ----------  -----------

Total Receivables                        1,446        6,280
                                    ----------  -----------

        Total Assets                $  166,035  133,791,717
                                    ----------  -----------


                 See accompanying notes to financial statements.

                                                                   (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997
                                   (continued)

                                    Allergan,
                                      Inc.                  Interest       Growth     Global      Aggressive
                                     Common     Balanced     Income      and Income   Equity       Growth      Participant
                                   Stock Fund     Fund        Fund          Fund       Fund         Fund          Loans
                                   ----------  ----------  ----------    ----------  ---------    ----------   -----------

Payables:

    Purchases pending settlement  $        --          --          --            --         --       (3,316)          --


    Short-term fund investment
      fees                                (32)         --          --            --         --           --           --
                                  -----------    --------     -------    ----------  ---------    ---------    ---------

        Total Payables                    (32)         --          --            --         --       (3,316)          --
                                  -----------    --------     -------    ----------  ---------    ---------    ---------

Net assets available for
  Plan benefits                   $30,242,435  29,090,520  20,260,073    35,746,371  6,083,085    9,111,672    3,088,178
                                  ===========  ==========  ==========    ==========  =========    =========    =========



                                       Other         Total
                                      --------    -----------
Payables:

    Purchases pending settlement      $     --         (3,316)


    Short-term fund investment
      fees                                 (31)           (63)
                                      --------    -----------

        Total Payables                     (31)        (3,379)
                                      --------    -----------
Net assets available for
  Plan benefits                       $166,004    133,788,338
                                      ========    ===========




                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996

                                    Allergan,
                                      Inc.                     Interest       Growth      Global    Aggressive
                                     Common       Balanced      Income      and Income    Equity      Growth     Participant
                                   Stock Fund       Fund         Fund          Fund        Fund        Fund         Loans
                                   ----------    ----------   ----------    ----------   ---------   ----------  -----------
Investments, at fair value:

    Common stock of Allergan,
      Inc., cost $19,897,106      $30,900,087            --           --            --          --          --          --

    American Balanced Fund,
      cost $21,658,482                     --    24,545,664           --            --          --          --          --

    Common/collective trusts,
      cost approximates market             --          --     21,517,937            --          --          --          --

    Investment Company of
      America Fund, cost
      $21,391,689                          --          --             --    26,438,611          --          --          --

    New Perspective Fund,
      cost $3,761,427                      --          --             --            --   4,033,991          --          --

    Ultra Investors Fund,
      cost $5,288,094                      --          --             --            --          --   5,486,579          --

    Participant loans                      --          --             --            --          --          --   2,632,075
                                  -----------  ----------    -----------    ----------   ---------   ---------   ---------
Total Investments                  30,900,087  24,545,664     21,517,937    26,438,611   4,033,991   5,486,579   2,632,075

Interest bearing cash and cash
  equivalents                         340,865          --             --            --          --          --          --

Receivables:
    Accrued interest and dividends        580          --             --            --          --          --          --
    Sales pending settlement               --          --            938            --         461          --          --
                                  -----------  ----------    -----------    ----------   ---------   ---------   ---------
        Total Receivables                 580          --            938            --         461          --          --
                                  -----------  ----------    -----------    ----------   ---------   ---------   ---------

        Total Assets              $31,241,532  24,545,664     21,518,875    26,438,611   4,034,452   5,486,579   2,632,075
                                  -----------  ----------    -----------    ----------   ---------   ---------   ---------




                                        Other        Total
                                        -----     ----------
Investments, at fair value:

    Common stock of Allergan,
      Inc., cost $19,897,106         $     --     30,900,087

    American Balanced Fund,
      cost $21,658,482                     --     24,545,664

    Common/collective trusts,
      cost approximates market             --     21,517,937

    Investment Company of
      America Fund, cost
      $21,391,689                          --     26,438,611

    New Perspective Fund,
      cost $3,761,427                      --      4,033,991

    Ultra Investors Fund,
      cost $5,288,094                      --      5,486,579

    Participant loans                      --      2,632,075
                                     --------    -----------
Total Investments                          --    115,554,944

Interest bearing cash and cash
  equivalents                         305,051        645,916

Receivables:
    Accrued interest and dividends        360            940
    Sales pending settlement               --          1,399
                                     --------    -----------
        Total Receivables                 360          2,339
                                     --------    -----------

        Total Assets                 $305,411    116,203,199
                                     --------    -----------

                 See accompanying notes to financial statements.

                                                                    (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996
                                   (continued)


                                    Allergan,
                                      Inc.                   Interest      Growth      Global    Aggressive
                                     Common     Balanced      Income     and Income    Equity       Growth     Participant
                                   Stock Fund     Fund         Fund         Fund        Fund         Fund         Loans
                                   ----------  ----------   ---------    ----------   ---------    ---------   -----------
Payables:

    Purchases pending settlement  $  (102,016)         --           --           --          --          (56)           --

    Short-term fund investment
      fees                                (12)         --           --           --          --           --            --
                                  -----------  ----------   ----------   ----------   ---------    ---------     ---------

        Total Payables               (102,028)         --           --           --          --          (56)           --
                                  -----------  ----------   ----------   ----------   ---------    ---------     ---------
Net assets available for
  Plan benefits                   $31,139,504  24,545,664   21,518,875   26,438,611   4,034,452    5,486,523     2,632,075
                                  ===========  ==========   ==========   ==========   =========    =========     =========

                                     Other        Total
                                   --------    -----------
Payables:

    Purchases pending settlement   $     --       (102,072)

    Short-term fund investment
      fees                               (8)           (20)
                                   --------    -----------
        Total Payables                   (8)      (102,092)
                                   --------    -----------
Net assets available for
  Plan benefits                    $305,403    116,101,107
                                   ========    ===========



                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1997


                                    Allergan,
                                      Inc.                   Interest      Growth      Global    Aggressive
                                     Common      Balanced     Income     and Income    Equity      Growth     Participant
                                   Stock Fund      Fund        Fund         Fund        Fund        Fund         Loans
                                  -----------   ---------    --------    ----------    -------    ---------   -----------
Additions to Plan assets
  attributed to:

Net appreciation (depreciation)
  in fair value of investments    $(2,282,672)  4,099,210    1,337,593   7,403,247     582,115    1,354,848          --

Interest                               12,149          --           --          --          --           --     266,811

Dividends                             462,053     945,309           --     564,787      83,696        3,490       1,198
                                  -----------   ---------    ---------  ----------   ---------    ---------     -------

Total investment income            (1,808,470)  5,044,519    1,337,593   7,968,034     665,811    1,358,338     268,009

Contributions:
    Employer - Company match        2,794,506       5,823       16,427       8,073       4,701        3,103          --

    Employees:
      Before tax                    1,223,839   1,249,383    1,107,589   2,404,818     989,079    1,492,312          --
      After tax                       308,803     441,656      295,863     842,798     478,704      648,337          --
                                  -----------   ---------    ---------  ----------   ---------    ---------     -------
Total contributions                 4,327,148   1,696,862    1,419,879   3,255,689   1,472,484    2,143,752          --
                                  -----------   ---------    ---------  ----------   ---------    ---------     -------
Total additions                   $ 2,518,678   6,741,381    2,757,472  11,223,723   2,138,295    3,502,090     268,009
                                  -----------   ---------    ---------  ----------   ---------    ---------     -------


                                       Other          Total
                                      -------      ----------
Additions to Plan assets
  attributed to:

Net appreciation (depreciation)
  in fair value of investments        $    --       12,494,341

Interest                               16,450          295,410

Dividends                                  --        2,060,533
                                      -------       ----------
Total investment income                16,450       14,850,284

Contributions:
    Employer - Company match               --        2,832,633

    Employees:
      Before tax                           --        8,467,020
      After tax                            --        3,016,161
                                      -------       ----------
Total contributions                        --       14,315,814
                                      -------       ----------
Total additions                       $16,450       29,166,098
                                      -------       ----------





                 See accompanying notes to financial statements.

                                                                     (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1997
                                   (continued)


                                    Allergan,
                                      Inc.                   Interest     Growth      Global     Aggressive
                                     Common     Balanced      Income    and Income    Equity       Growth     Participant
                                   Stock Fund     Fund         Fund        Fund        Fund         Fund         Loans
                                   ----------  ----------   ----------  ----------   ---------   ----------   -----------
Deductions from Plan assets
  attributed to:

Withdrawals and distributions     $(2,295,156) (1,815,845)  (3,098,486) (2,334,639)   (970,602)    (899,961)         --
Administrative expenses                  (259)       (292)     (40,163)       (359)        (50)         (97)         --
                                  -----------  ----------   ----------  ----------   ---------    ---------   ---------

Total deductions                   (2,295,415) (1,816,137)  (3,138,649) (2,334,998)   (970,652)    (900,058)         --
                                  -----------  ----------   ----------  ----------   ---------    ---------   ---------

Increase in net assets
  available for Plan benefits         223,263   4,925,244     (381,177)  8,888,725   1,167,643    2,602,032     268,009

Net assets available for Plan
  benefits, beginning of year      31,139,504  24,545,664   21,518,875  26,438,611   4,034,452    5,486,523   2,632,075

Net interfund transfers            (1,120,332)   (380,388)    (877,625)    419,035     880,990    1,023,117     188,094
                                  -----------  ----------   ----------  ----------   ---------    ---------   ---------

Net assets available for Plan
  benefits, end of year           $30,242,435  29,090,520   20,260,073  35,746,371   6,083,085    9,111,672   3,088,178
                                  ===========  ==========   ==========  ==========   =========    =========   =========

                                  Other           Total
                                --------       -----------
Deductions from Plan assets
  attributed to:

Withdrawals and distributions  $      --       (11,414,689)
Administrative expenses          (22,958)          (64,178)
                               ---------       -----------

Total deductions                 (22,958)      (11,478,867)
                               ---------       -----------

Increase in net assets
  available for Plan benefits     (6,508)       17,687,231

Net assets available for Plan
  benefits, beginning of year    305,403       116,101,107

Net interfund transfers         (132,891)                0
                               ---------       -----------

Net assets available for Plan
  benefits, end of year        $ 166,004       133,788,338
                               =========       ===========




                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


(1)     Description of the Plan

        The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               General

               The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under
               Section 401(a) and (b) of the Internal Revenue Code of 1986.

               Under terms of the Plan, eligible employees may voluntarily elect to contribute:

               (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

               (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,500 for the years ended December 31, 1997 and 1996, under provision 401(k) of the Internal Revenue Code or,

               (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

               Contributions

               Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

               Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

               Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock which are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

               Investment Options

               Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


               A description of each investment fund follows:

               Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

               Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by the American Funds under the name "American Balanced Fund."

               Interest Income Fund - The Interest Income Fund is invested in a portfolio of short term money market funds. The Fund is managed by LaSalle National Trust under the name "LaSalle Income Plus Fund."

               Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

               Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

               Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century Investments (formerly Twentieth Century) under the name "Twentieth Century Ultra Fund."

               The number of employees participating in these funds at December 31, 1997 and 1996 was as follows:

                                                       1997          1996
                                                       ----          ----
                                                    (Unaudited)   (Unaudited)
               Allergan, Inc. Common Stock Fund        2,589         2,525
               Balanced Fund                           1,756         1,736
               Interest Income Fund                    1,358         1,476
               Growth and Income Fund                  2,026         1,880
               Global Equity Fund                      1,120           847
               Aggressive Growth Fund                  1,315         1,040

               Participant Accounts

               Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


               Participant Loans Receivable

               Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

               Vesting and Forfeitures

               Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $83,513 at December 31, 1997.

               Withdrawals

               Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

               Prior to age 59 1/2, employee "before-tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

               Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

               Continuation of the Plan

               The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)     Summary of Significant Accounting Policies

               Basis of Presentation

               The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


               The Plan allows the Trustee (Mellon Bank) to combine Plan assets with the assets of the Allergan, Inc. Puerto Rico Savings and Investment Plan. The accompanying financial statements and supplemental schedules represent an allocation of the amounts reported by the Trustee related to the Plan.

               Investments

               Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Twentieth Century Ultra Fund, Interest Income Fund and New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at cost which approximates fair value.

               Investments in group contracts with banks are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

               Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

               The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

               Interest Bearing Cash and Cash Equivalents

               Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

               Administrative Expenses

               Certain administrative expenses of the Plan are paid by the Company.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


(3)     Investments

        The following tables present the fair values of investments.


                                                                          1997
                                                 --------------------------------------------------------
                                                 No. Shares,
                                                  Units or
                                                  Principal                                      Fair
                                                   Amounts               Cost                    Value
                                                 ----------           ------------           ------------
Common Stock:

     Allergan, Inc.                                 891,994            $21,653,771            $29,937,978
                                                 ==========            ===========            ===========

Common/Collective Trusts:

     LaSalle National Trust
     annual effective returns varying
     from 6.37% to 6.47% in 1997                 20,260,073            $20,260,073            $20,260,073
                                                 ==========            ===========            ===========

Mutual Funds:

     American Balanced Fund                       1,855,263             24,769,327             29,090,520
     Investment Company of America Fund           1,265,358             27,160,605             35,746,371
     New Perspective Fund                           313,876              5,718,001              6,079,769
     Twentieth Century Ultra Fund                   333,882              9,542,592              9,114,988
                                                 ----------           ------------           ------------

     Total Mutual Funds                           3,768,379            $67,190,525            $80,031,648
                                                 ==========            ===========            ===========

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996

                                                                          1996
                                                  ------------------------------------------------------
                                                   No. Shares,
                                                    Units or
                                                   Principal                                    Fair
                                                    Amounts               Cost                  Value
                                                  ----------           -----------           -----------
        Common Stock:

          Allergan, Inc.                             867,371           $19,897,106           $30,900,087
                                                  ==========           ===========           ===========

        Common/Collective Trusts:

          LaSalle National Trust
            annual effective returns varying
            from 6.29% to 6.49% in 1996           21,517,937           $21,517,937           $21,517,937
                                                  ==========           ===========           ===========

        Mutual Funds:

          American Balanced Fund                   1,686,987            21,658,482            24,545,664
          Investment Company of America Fund       1,091,152            21,391,689            26,438,611
          New Perspective Fund                       222,014             3,761,427             4,033,991
          Ultra Investors Fund                       195,321             5,288,094             5,486,579
                                                  ----------           -----------           -----------

          Total Mutual Funds                       3,195,474           $52,099,692           $60,504,845
                                                  ==========           ===========           ===========


                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


(4)     Federal Income Taxes

        The Plan obtained its latest determination letter on February 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

        Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)     Outstanding Commitments to Participants

        At December 31, 1997 and 1996, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

                                                                      SCHEDULE 1



                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


                                           No. Shares,
                                            Units or
                                           Principal                                      Fair
                                            Amounts                 Cost                  Value
                                           ----------            -----------            -----------
Common Stock:

  *Allergan, Inc.**                           891,994            $21,653,771            $29,937,978
                                           ==========            ===========            ===========

Common/Collective Trusts:

     LaSalle National Trust**
       annual effective returns varying
       from 6.37% to 6.47% in 1997         20,260,073            $20,260,073            $20,260,073
                                           ==========            ===========            ===========

Mutual Funds:

     American Balanced Fund**               1,855,263             24,769,327             29,090,520
     Investment Company of America Fund**   1,265,358             27,160,605             35,746,371
     New Perspective Fund                     313,876              5,718,001              6,079,769
     Twentieth Century Ultra Fund**           333,882              9,542,592              9,114,988
                                           ----------            ------------           -----------

     Total Mutual Funds                     3,768,379            $67,190,525            $80,031,648
                                           ==========            ===========            ===========

Participant Loans (463)
  interest rates varying from 9.25%
  to 10% in 1997, latest
  maturity 2012                             3,088,178             $3,088,178             $3,088,178
                                           ==========             ==========             ==========

Temporary Investments and Deposits:

  *Mellon Bank
   EB Temporary Investment Fund,
   annual effective rate 5.6%                 467,560             $  467,560             $  467,560
                                           ==========             ==========             ==========

------------------------
*  Party in interest
** Items greater than 5% of net assets at the end of the year

                 See accompanying independent auditors' report.

                                                                     SCHEDULE 2

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                                                                                            Current Value
                                                                                 Cost        of Asset on
 Identity of              Description              Purchase      Sales            of         Transaction       Net Gain
Party Involved             of Asset                 Price        Price           Asset           Date          or (Loss)
--------------            -----------             ----------   ----------      ----------   -------------     ----------
Not Applicable        LaSalle National Trust
                      Income Plus Fund            $3,769,529           --      $3,769,529     $3,769,529       $      0

Not Applicable        LaSalle National Trust
                      Income Plus Fund                    --   $6,463,082       6,463,082      6,463,082              0

Mellon Bank N.A.      EB Temporary
                      Investment Fund              4,895,124           --       4,895,124      4,895,124              0

Mellon Bank N.A.      EB Temporary
                      Investment Fund                     --    5,076,363       5,076,363      5,076,363              0

Various               Twentieth Century
                      Ultra Fund                   5,152,918           --       5,152,918      5,152,918              0

Various               Twentieth Century
                      Ultra Fund                          --    1,134,918       1,012,130      1,134,918        122,788

Various               American Balanced Fund       4,917,568           --       4,917,568      4,917,568              0

Various               American Balanced Fund              --    2,716,845       2,275,471      2,716,845        441,374

Various               New Perspective Fund         2,940,879           --       2,940,879      2,940,879              0

Various               New Perspective Fund                --    1,124,575         992,674      1,124,575        131,901

Various               Investment Company
                      of America Fund              8,031,171           --       8,031,171      8,031,171              0

Various               Investment Company
                      of America Fund                     --    3,279,522       2,424,549      3,279,522        854,973

Various               Allergan, Inc.
                      Common Stock                 1,045,648           --       1,045,648      1,045,648              0

Various               Allergan, Inc.
                      Common Stock                        --    2,303,744       1,650,115      2,303,744        653,629


                 See accompanying independent auditors' report.

                                 ALLERGAN, INC.

                                   PUERTO RICO

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                                 ALLERGAN, INC.
                                  PUERTO RICO
                          SAVINGS AND INVESTMENT PLAN

           Index to Financial Statements and Supplementary Schedules


                                                                                        Page
                                                                                        ----
Financial Statements
--------------------

Independent Auditors' Report..........................................................   1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1997...................................................................   2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1996...................................................................   4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1997...............................   6

Notes to Financial Statements.........................................................   8


                                                                                      Schedule
                                                                                      --------
Supplementary Schedules
-----------------------

Item 27a - Schedule of Assets Held for Investment Purposes -- December 31, 1997.......   1

Item 27d - Schedule of Reportable Transactions -- Year ended December 31, 1997........   2


Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and for the year ended December 31, 1997, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Puerto Rico Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               KPMG PEAT MARWICK LLP

Orange County, California
June 26, 1998

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997

                                    Allergan,
                                      Inc.                    Interest      Growth       Global     Aggressive
                                     Common      Balanced      Income     and Income     Equity       Growth    Participant
                                   Stock Fund      Fund         Fund         Fund         Fund         Fund        Loans
                                   ----------    --------     --------    ----------     -------    ----------  -----------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $998,399          $1,380,362          --           --            --          --           --          --

    American Balanced Fund,
      cost $600,223                        --     704,936           --            --          --           --          --

    Common/collective trusts,
      cost approximates market             --          --      683,978            --          --           --          --

    Investment Company of
      America Fund, cost
      $906,417                             --          --           --     1,192,945          --           --          --

    New Perspective Fund,
      cost $64,584                         --          --           --            --      68,670           --          --

    Twentieth Century Ultra Fund,
      cost $112,124                        --          --           --            --          --      107,100          --

    Participant loans                      --          --           --            --          --           --     429,509
                                   ----------     -------      -------     ---------      ------      -------     -------
Total Investments                   1,380,362     704,936      683,978     1,192,945      68,670      107,100     429,509

Interest bearing cash and cash
  equivalents                          13,969          --           --            --          --           --          --

Receivables:
    Accrued interest and dividends         70          --           --            --          --           --          --
    Sales pending settlement               --          --           --            --         111           --          --
                                   ----------     -------      -------     ---------      ------      -------     -------
        Total Receivables                  70          --           --            --         111           --          --
                                   ----------     -------      -------     ---------      ------      -------     -------
        Total Assets               $1,394,401     704,936      683,978     1,192,945      68,781      107,100     429,509
                                   ----------     -------      -------     ---------      ------      -------     -------

                                          Other          Total
                                         -------       ---------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $998,399                $   --        1,380,362

    American Balanced Fund,
      cost $600,223                          --          704,936

    Common/collective trusts,
      cost approximates market               --          683,978

    Investment Company of
      America Fund, cost
      $906,417                               --        1,192,945

    New Perspective Fund,
      cost $64,584                           --           68,670

    Twentieth Century Ultra Fund,
      cost $112,124                          --          107,100

    Participant loans                        --          429,509
                                         ------        ---------
Total Investments                            --        4,567,500

Interest bearing cash and cash
  equivalents                             5,108           19,077

Receivables:
    Accrued interest and dividends           45              115
    Sales pending settlement                 --              111
                                         ------        ---------
        Total Receivables                    45              226
                                         ------        ---------
        Total Assets                     $5,153        4,586,803
                                         ------        ---------



                 See accompanying notes to financial statements.

                                                                    (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997
                                   (continued)

                                    Allergan,
                                      Inc.                  Interest      Growth      Global     Aggressive
                                     Common      Balanced    Income     and Income    Equity       Growth    Participant
                                   Stock Fund      Fund       Fund         Fund        Fund         Fund        Loans
                                   ----------    --------   --------     ---------    ------     ----------  -----------
Payables:

    Purchases pending settlement   $       --          --         --            --        --         (111)         --

    Short-term fund investment
       fees                                (1)         --         --            --        --           --          --
                                   ----------     -------    -------     ---------    ------      -------     -------
    Total Payables                         (1)         --         --            --        --         (111)         --
                                   ----------     -------    -------     ---------    ------      -------     -------
Net assets available for Plan
   benefits                        $1,394,400     704,936    683,978     1,192,945    68,781      106,989     429,509
                                   ==========     =======    =======     =========    ======      =======     =======



                                  Other       Total
                                  ------     ---------
Payables:

    Purchases pending settlement   $  --          (111)

    Short-term fund investment
      fees                            (1)           (2)
                                  ------     ---------
    Total Payables                    (1)         (113)
                                  ------     ---------
Net assets available for Plan
   benefits                       $5,152     4,586,690
                                  ======     =========






                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996

                                    Allergan,
                                      Inc.                    Interest      Growth      Global     Aggressive
                                     Common      Balanced      Income     and Income    Equity       Growth    Participant
                                   Stock Fund      Fund         Fund         Fund        Fund         Fund        Loans
                                   ----------    --------     --------     --------    -------     ----------  -----------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $883,107          $1,371,460          --           --          --          --           --

    American Balanced Fund,
      cost $478,178                        --     541,921           --          --          --           --          --

    Common/collective trusts,
      cost approximates market             --          --      647,693          --          --           --          --

    Investment Company of
      America Fund, cost
      $656,182                             --          --           --     810,995          --           --          --

    New Perspective Fund,
      cost $35,622                         --          --           --          --      38,204           --          --

    Ultra Investors Fund,
      cost $61,539                         --          --           --          --          --       63,849          --

    Participant loans                      --          --           --          --          --           --     375,042
                                   ----------     -------      -------     -------      ------       ------     -------
Total Investments                   1,371,460     541,921      647,693     810,995      38,204       63,849     375,042

Interest bearing cash and cash
  equivalents                          15,129          --           --          --          --           --          --

Receivables:
    Accrued interest and dividends         26          --           --          --          --           --          --
    Sales pending settlement               --          --           28          --          14           --          --
                                   ----------     -------      -------     -------      ------       ------     -------
        Total Receivables                  26          --           28          --          14           --          --
                                   ----------     -------      -------     -------      ------       ------     -------
        Total Assets               $1,386,615     541,921      647,721     810,995      38,218       63,849     375,042
                                   ----------     -------      -------     -------      ------       ------     -------




                                     Other         Total
                                     -----       ---------
Investments, at fair value:
    Common stock of Allergan,
      Inc., cost $883,107          $   --        1,371,460

    American Balanced Fund,
      cost $478,178                    --          541,921

    Common/collective trusts,
      cost approximates market         --          647,693

    Investment Company of
      America Fund, cost
      $656,182                         --          810,995

    New Perspective Fund,
      cost $35,622                     --           38,204

    Ultra Investors Fund,
      cost $61,539                     --           63,849

    Participant loans                  --          375,042
                                   ------        ---------
Total Investments                      --        3,849,164

Interest bearing cash and cash
  equivalents                       8,981           24,110

Receivables:
    Accrued interest and dividends     11               37
    Sales pending settlement           --               42
                                   ------        ---------
        Total Receivables              11               79
                                   ------        ---------
        Total Assets               $8,992        3,873,353
                                   ------        ---------

                 See accompanying notes to financial statements.
                                                                    (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996
                                   (continued)

                                    Allergan,
                                      Inc.                  Interest     Growth      Global     Aggressive
                                     Common      Balanced    Income    and Income    Equity       Growth    Participant
                                   Stock Fund      Fund       Fund        Fund        Fund         Fund        Loans
                                   ----------    --------   --------   ----------    ------     ----------  -----------
Payables:

    Purchases pending settlement   $   (4,528)         --         --          --          --           (2)         --

    Short-term fund investment
      fees                                 (1)         --         --          --          --           --          --
                                   ----------     -------    -------     -------      ------       ------     -------
    Total Payables                     (4,529)         --         --          --          --           (2)         --
                                   ----------     -------    -------     -------      ------       ------     -------
Net assets available for Plan
   benefits                        $1,382,086     541,921    647,721     810,995      38,218       63,847     375,042
                                   ==========     =======    =======     =======      ======       ======     =======

                                      Other      Total
                                      -----    ---------
Payables:
    Purchases pending settlement     $   --       (4,530)

    Short-term fund investment
      fees                               --           (1)
                                     ------    ---------
    Total Payables                       --       (4,531)
                                     ------    ---------
Net assets available for
   Plan benefits                     $8,992    3,868,822
                                     ======    =========






                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1997

                                    Allergan,
                                      Inc.                     Interest     Growth      Global     Aggressive
                                     Common       Balanced      Income    and Income    Equity       Growth    Participant
                                   Stock Fund      Fund          Fund        Fund        Fund         Fund        Loans
                                   ----------     --------     --------   ----------   -------     ----------  -----------
Additions to Plan assets
  attributed to:

Net appreciation in fair value
  of investments                   $ (105,060)     96,072       41,369     239,209       5,702       15,900          --

Interest                                  559          --           --          --          --           --      38,325

Dividends                              21,266      22,155           --      18,249         820           41         172
                                   ----------    --------      -------     -------      ------       ------      ------
Total investment income               (83,235)    118,227       41,369     257,458       6,522       15,941      38,497

Contributions:
    Employer - Company match          124,271          --           --          --          --           --          --

    Employees:
      Before tax                       36,719     119,240      100,358     176,803      20,900       35,458          --
      After tax                         2,446       9,197        9,245      19,596       2,074        7,784          --
                                   ----------    --------      -------     -------      ------       ------      ------
Total contributions                   163,436     128,437      109,603     196,399      22,974       43,242          --
                                   ----------    --------      -------     -------      ------       ------      ------
Total additions                    $   80,201     246,664      150,972     453,857      29,496       59,183      38,497
                                   ----------    --------      -------     -------      ------       ------      ------


                                      Other        Total
                                      -----       -------
Additions to Plan assets
  attributed to:

Net appreciation in fair value
  of investments                       $ --       293,192

Interest                                511        39,395

Dividends                                --        62,703
                                       ----     ---------
Total investment income                 511       395,290

Contributions:
    Employer - Company match             --       124,271

    Employees:
      Before tax                         --       489,478
      After tax                          --        50,342
                                       ----     ---------
Total contributions                      --       664,091
                                       ----     ---------
Total additions                        $511     1,059,381
                                       ----     ---------



                 See accompanying notes to financial statements.

                                                                    (continued)
                                       6

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1997
                                   (continued)



                                     Allergan,
                                       Inc.                   Interest     Growth       Global     Aggressive
                                      Common      Balanced     Income    and Income     Equity       Growth    Participant
                                    Stock Fund      Fund        Fund        Fund         Fund         Fund        Loans
                                    ----------    --------    --------   ----------    --------    ----------  -----------
Deductions from Plan assets
  attributed to:

Withdrawals and distributions      $ (105,635)    (42,557)     (95,829)    (75,435)     (9,508)     (10,563)         --
Administrative expenses                   (12)         (7)      (1,242)         (12)        --           (1)         --
                                   ----------     -------      -------   ---------      ------      -------     -------
Total deductions                     (105,647)    (42,564)     (97,071)    (75,447)     (9,508)     (10,564)         --
                                   ----------     -------      -------   ---------      ------      -------     -------
Increase (decrease) in net assets
  available for Plan benefits         (25,446)    204,100       53,901     378,410      19,988       48,619      38,497

Net assets available for Plan
  benefits, beginning of year       1,382,086     541,921      647,721     810,995      38,218       63,847     375,042

Net interfund transfers                37,760     (41,085)     (17,644)      3,540      10,575       (5,477)     15,970
                                   ----------     -------      -------   ---------      ------      -------     -------
Net assets available for Plan
  benefits, end of year            $1,394,400     704,936      683,978   1,192,945      68,781      106,989     429,509
                                   ==========     =======      =======   =========      ======      =======     =======


                                    Other         Total
                                   -------      ---------
Deductions from Plan assets
  attributed to:

Withdrawals and distributions      $   --        (339,527)
Administrative expenses              (712)         (1,986)
                                   ------       ---------
Total deductions                     (712)       (341,513)
                                   ------       ---------
Increase (decrease) in net assets
  available for Plan benefits        (201)        717,868

Net assets available for Plan
  benefits, beginning of year       8,992       3,868,822

Net interfund transfers            (3,639)             --
                                  -------       ---------
Net assets available for Plan
  benefits, end of year           $ 5,152       4,586,690
                                  =======       =========




                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996



(1)     Description of the Plan

        The following description of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

               General

               The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under
               Section 1165(a) and (e) of the Puerto Rico Income Tax Act of 1954 and Section 401(a) and (b) of the Internal Revenue Code of 1986.

               Under terms of the Plan, eligible employees may voluntarily elect to contribute:

               (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

               (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $7,500 for the years ended December 31, 1997 and 1996, under provision 1165(e) of the Puerto Rico Income Tax Act or,

               (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

               Contributions

               Effective March 1, 1995, the Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

               Certain limitations imposed by the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954 may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

               Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock and are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

               Investment Options

               Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.
                                                                    (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996

               A description of each investment fund follows:

               Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

               Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

               Interest Income Fund - The Interest Income Fund is invested in a portfolio of short term money market funds. The Fund is managed by LaSalle National Trust under the name "LaSalle Income Plus Fund."

               Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

               Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

               Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century Investments (formerly Twentieth Century) under the name "Twentieth Century Ultra Fund."

               The number of employees participating in these funds at December 31, 1997 and 1996 was as follows:


                                                             1997           1996
                                                             ----           ----
                                                          (unaudited)    (unaudited)
               Allergan, Inc. Common Stock Fund               371            388
               Balanced Fund                                  239            250
               Interest Income Fund                           197            217
               Growth and Income Fund                         272            263
               Global Equity Fund                              77             50
               Aggressive Growth Fund                          94             72

               Participant Accounts

               Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                                                   (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996


               Participant Loans Receivable

               Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

               Vesting and Forfeitures

               Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $9,163 at December 31, 1997.

               Withdrawals

               Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

               Prior to age 59 1/2, employee "before tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

               Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

               Continuation of the Plan

               The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.


                                                                    (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996

(2)     Summary of Significant Accounting Policies

               Basis of Presentation

               The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

               The Plan allows the Trustee (Mellon Bank) to combine Plan assets with the assets of the Allergan, Inc. Savings and Investment Plan. The accompanying financial statements and supplemental schedules represent an allocation of the amounts reported by the Trustee related to the Plan.

               Investments

               Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Twentieth Century Ultra Fund, Interest Income Fund and the New Perspective Fund are based upon the net asset value reported by the funds.

               Investments in group contracts with banks are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

               Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

               The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

               Interest Bearing Cash and Cash Equivalents

               Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

               Administrative Expenses

               Certain administrative expenses of the Plan are paid by the Company.

                                                                  (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996

(3)     Investments

        The following tables present the fair values of investments.

                                                                    1997
                                          -------------------------------------------------------
                                           No. Shares                                     Fair
                                          or Par Value              Cost                  Value
                                          ------------            --------             ----------
Common Stock:

     Allergan, Inc.                          41,127               $998,399             $1,380,362
                                             ======               ========             ==========

Common/Collective Trusts:

     LaSalle National Trust
       annual effective returns varying
       from 6.37% to 6.47% in 1997          683,978               $683,978               $683,978
                                            =======               ========               ========

Mutual Funds:

     American Balanced Fund                  44,958                600,223                704,936
     Investment Company of America Fund      42,228                906,417              1,192,945
     New Perspective Fund                     3,545                 64,584                 68,670
     Twentieth Century Ultra Fund             3,923                112,124                107,100
                                            -------             ----------             ----------
     Total Mutual Funds                      94,654             $1,683,348             $2,073,651
                                            =======             ==========             ==========

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996

                                                                    1996
                                          -------------------------------------------------------
                                           No. Shares                                     Fair
                                          or Par Value             Cost                   Value
                                          ------------          ----------             ----------
Common Stock:
  Allergan, Inc.                             38,497             $  883,107             $1,371,460
                                           ========             ==========             ==========

Common/Collective Trusts:

  LaSalle National Trust
    annual effective returns varying
    from 6.29% to 6.49% in 1996             647,693             $  647,693            $   647,693
                                            =======             ==========            ===========

Mutual Funds:

  American Balanced Fund                     37,245                478,178                541,921
  Investment Company of America Fund         33,471                656,182                810,995
  New Perspective Fund                        2,103                 35,622                 38,204
  Ultra Investors Fund                        2,273                 61,539                 63,849
                                           --------             ----------             ----------
   Total Mutual Funds                        75,092             $1,231,521             $1,454,969
                                           ========             ==========             ==========

(4)  Tax Status of the Plan

        The Plan is intended to constitute a profit sharing plan qualified under
        Section 1165(e) of the Puerto Rico Income Tax Act of 1954 and Section 401(a) of the Internal Revenue Code of 1986 and is exempt from taxation under Section 501(a).

        The Plan obtained its latest determination letter on March 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

(5)     Outstanding Commitments to Participants

        At December 31, 1997 and 1996, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

                                                                    SCHEDULE 1


                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


                                           No. Shares                                     Fair
                                          or Par Value              Cost                  Value
                                          ------------            --------             ----------
Common Stock:

  *Allergan, Inc.**                          41,127               $998,399             $1,380,362
                                             ======               ========             ==========

Common/Collective Trusts:

     LaSalle National Trust**
       annual effective returns varying
       from 6.37% to 6.47% in 1997          683,978             $  683,978             $  683,978
                                            =======             ==========             ==========

Mutual Funds:

     American Balanced Fund**                44,958                600,223                704,936
     Investment Company of America Fund**    42,228                906,417              1,192,945
     New Perspective Fund                     3,545                 64,584                 68,670
     Twentieth Century Ultra Fund             3,923                112,124                107,100
                                            -------             ----------             ----------
     Total Mutual Funds                      94,654             $1,683,348             $2,073,651
                                            =======             ==========             ==========

Participant Loans** (175)
  interest rates varying from 9.25%
  to 10% in 1997, latest maturity 2012      429,509             $  429,509             $  429,509
                                            =======             ==========             ==========

Temporary Investments and Deposits:

  *Mellon Bank
   EB Temporary Investment Fund,
   annual effective rate 5.6%                19,077                $19,077                $19,077
                                            =======                =======                =======


------------------
*  Party in interest
** Items greater than 5% of net assets at the end of the year

                 See accompanying independent auditors' report.

                                                                  SCHEDULE 2


                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997


                                                                                            Current Value
                                                                                   Cost      of Asset on
Identity of             Description             Purchase       Sales                of       Transaction     Net Gain
Party Involved           of Asset                Price         Price              Asset          Date        or (Loss)
--------------         ------------             --------     --------            --------   -------------    ---------
Mellon Bank N.A.      EB Temporary
                      Investment Fund           $376,386           --            $376,386     $376,386        $    0

Mellon Bank N.A.      EB Temporary
                      Investment Fund                 --     $234,751             234,751      234,751             0

Not Applicable        LaSalle National Trust
                      Income Plus Fund           292,901           --             292,901      292,901             0

Not Applicable        LaSalle National Trust
                      Income Plus Fund                --      199,889             199,889      199,889             0

Various               Twentieth Century
                      Ultra Fund                 105,162           --             105,162      105,162             0

Various               Twentieth Century
                      Ultra Fund                      --       13,320              11,879       13,320         1,441

Various               American Balanced Fund     386,680           --             386,680      386,680             0

Various               American Balanced Fund          --       63,674              53,330       63,674        10,344

Various               New Perspective Fund        47,515           --              47,515       47,515             0

Various               New Perspective Fund            --       11,015               9,723       11,015         1,292

Various               Investment Company
                      of America Fund            490,870           --             490,870      490,870             0

Various               Investment Company
                      of America Fund                --       105,966              78,340      105,966        27,626

Various               Allergan, Inc.
                      Common Stock                80,400           --              80,400       80,400             0

Various               Allergan, Inc.
                      Common Stock                    --      106,534              76,308      106,534        30,226






                 See accompanying independent auditors' report.